UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2003

Commission File Number: 00-115124

NCE PETROFUND

(Name of Registrant)

Barclay Centre

600 444 7Avenue SW

Calgary, Alberta

Canada T2P 0X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____           Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______            No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCE PETROFUND

Date: May 6, 2003

By:

____________________________

Vince P. Moyer, CA

Senior Vice President, Finance and CFO

EXHIBIT

Exhibit	Description of Exhibit
1.	Material Change Report dated April 30, 2003.

EXHIBIT 1

April 30, 2003

NEWS RELEASE

FOR IMMEDIATE RELEASE

NCE PETROFUND ANNOUNCES EQUITY FINANCING

NCE Petrofund announced today that it has entered into an agreement to sell 7,000,000 Trust Units at $10.60 each to raise gross proceeds of $74,200,000 on a bought deal basis.  The underwriting syndicate is led by CIBC World Markets Inc. and co-led by National Bank Financial Inc.  NCE Petrofund has granted the underwriters an option (the “Underwriters’ Option”), exercisable in whole or in part prior to closing, to purchase up to an additional 1,000,000 Trust Units at the same offering price. In addition, NCE Petrofund has granted the underwriters an option (the “Over-allotment Option”), exercisable in whole or in part prior to 30 days after the closing of the financing, to purchase up to an additional 15% of the offering, including any Trust Units purchased pursuant to the Underwriters’ Option, on the same offering terms to cover any over-allotments.  Should the Underwriters’ Option and the Over-allotment Option be fully exercised, the total gross proceeds of the financing will be $97,520,000. The issue will be offered in all provinces of Canada.  Closing of the offering is expected to occur on May 22, 2003, and is subject to regulatory approvals.

Net proceeds from the financing will be used to repay outstanding borrowings under its credit facilities, including those incurred in respect of the recent $66 million acquisition of oil & gas producing properties.

NCE Petrofund is a royalty trust that acquires and manages producing oil and gas properties in Western Canada. The Trust derives its income from these properties and distributes the resulting cash flow to unitholders on a monthly basis. NCE Petrofund was founded in 1988 and was one of the first oil and gas royalty trusts in Canada. It trades on the Toronto Stock Exchange under the symbol NCF.UN. It trades on the American Stock Exchange under the symbol NCN.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Trust Units in the United States, or any province or territory of Canada, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Trust Units offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

For Investor Services, please call (416) 364-9297 or 1-888-739-4623

For further information, please contact Chris Dutcher at (403) 218-8625

e-mail: info@nceresources.com website: www.nceresources.

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES